

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2010

By U.S. Mail and Facsimile to (502) 223-7136

R. Clay Hulette
Vice President, Chief Financial Officer and Treasurer
Kentucky First Federal Bancorp
479 Main Street
Hazard, Kentucky 41702

> **Re: Kentucky First Federal Bancorp**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **File No. 0-51176**

Dear Mr. Hulette:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
         Operations, page 22

1.   In each of the recent periods, your dividends paid have exceeded your earnings per share. Revise your Management's Discussion to provide management's view of your current investment prospects at the bank or holding company level and the reason that management has consistently paid dividends that exceeded your earnings and therefore reduced your net enterprise value.

Statement of Financial Condition

Loans (page 11 of Exhibit 13, 2009 Annual Report)

2.   We note on page 13 that your non-performing loans have increased primarily due
        to loans secured by a multi-family residential property that entered into
        foreclosure proceedings during the year. We further note that you recorded a
        $52,000 specific provision for loan loss during 2009 related to this loan, in which
        nonperforming loans increased by $2.0 million related to this loan in 2009. We
        also note in Form 10-Q for the period ended September 30, 2009 that you
        recorded an additional $925,000 specific provision for loans to this borrower
        based on the estimated fair value of the underlying collateral less cost to sell.
        Please provide us with a comprehensive response which provides a detailed
        analysis and timeline of events supporting your decisions and the timing of the
        specific provisions for loan losses for this particular loan relationship and the
        carrying value of this loan. In your response, specifically address the following:

        •   Tell us when this loan was originated and relevant payment history
            information, when you classified this loan as non-performing, and when this
            loan defaulted;
        •   Tell us specifically how you determined the amount of provisions to record
            during the periods ended June 30, 2009, September 30, 2009 and December
            31, 2009 (if applicable after filing your 10-Q); and
        •   Tell us when you most recently obtained an independent appraisal(s) that
            resulted in the specific provisions recorded as of June 30, 2009, September 30,
            2009 and December 31, 2009 (if applicable after filing your 10-Q) which
            supports the current carrying value of this loan. Additionally, please
            specifically disclose the last appraisal date and the type of appraisal obtained
            such as a new full appraisal or an update of a prior full appraisal, as
            applicable.

Certain Relationships and Related Transactions, and Director Independence, page 26

Transactions with Related Persons (page 15 of proxy statement on Schedule 14A)

3.   We note the disclosure that loans have been made to executive officers and
        directors "on substantially the same terms as those prevailing at the time for
        comparable transactions with other persons." Please confirm, and revise future
        filings to disclose, if accurate, that the loans were made on substantially the same
        terms, including interest rates and collateral, as those prevailing at the time for
        comparable loans with persons not related to the lender. Refer to Instruction 4(c)
        to Item 404(a) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note A – Summary of Significant Accounting Policies

13. Disclosures About Fair Value of Assets and Liabilities

Impaired Loans (page 42 of Exhibit 13, 2009 Annual Report)

4.   We note your disclosure herein that you determine the fair value of collateral-dependent impaired loans using appraisals. Please tell us and revise your future filings to disclose the following:

- How and when you obtain updated third-party appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;
- The typical timing surrounding the recognition of a loan as non-performing, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and
- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc).

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294, or David Irving, Senior Accountant, at (202) 551-3321 if you have any questions regarding accounting-related comments. For all other questions, contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3419.

Sincerely,

Christian Windsor
Special Counsel